UNITED SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TABULA RASA HEALTHCARE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873379 101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873379 101	SCHEDULE 13G

1.	Names of Reporting Persons Originate Growth Fund #1A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 866,788
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 866,788
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 866,788
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 873379 101	SCHEDULE 13G

1.	Names of Reporting Persons Originate Growth Fund #1Q, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,914,079
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,914,079
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,914,079
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 873379 101	SCHEDULE 13G

1.	Names of Reporting Persons Originate Growth GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,780,867
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,780,867
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,867
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 873379 101	SCHEDULE 13G

1.	Names of Reporting Persons Glen R. Bressner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 14,065
	6.	Shared Voting Power 2,780,867
	7.	Sole Dispositive Power 14,065
	8.	Shared Dispositive Power 2,780,867
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,794,932
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 873379 101	SCHEDULE 13G

1.	Names of Reporting Persons Eric R. Arnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,500
	6.	Shared Voting Power 2,780,867
	7.	Sole Dispositive Power 7,500
	8.	Shared Dispositive Power 2,780,867
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,788,367
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.3%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 873379 101	SCHEDULE 13G

1.	Names of Reporting Persons Michael J. Gausling
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,000
	6.	Shared Voting Power 2,780,867
	7.	Sole Dispositive Power 8,000
	8.	Shared Dispositive Power 2,780,867
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,788,867
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.3%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 873379 101	SCHEDULE 13G

Item 1.

	(a)	Name of Issuer Tabula Rasa HealthCare, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 228 Strawbridge Drive, Suite 100 Moorestown, NJ 08057

Item 2.

	(a)	Name of Person Filing Originate Growth Fund #1A, L.P. Originate Growth Fund #1Q, L.P. Originate Growth GP, LLC Glen R. Bressner Eric R. Arnson Michael J. Gausling

	(b)	Address of the Principal Office or, if none, Residence 205 Webster Street Bethlehem, PA 18015

	(c)	Citizenship All entities are organized in Delaware. The individuals are all United States citizens.

	(d)	Title of Class of Securities Common Stock, par value $.0001 per share

	(e)	CUSIP Number 873379 101

Item 3.	If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:  ☐

CUSIP No. 873379 101	SCHEDULE 13G

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
		Originate Growth Fund #1A, L.P.	866,788
		Originate Growth Fund #1Q, L.P.	1,914,079
		Originate Growth GP, LLC(2)	2,780,867
		Glen R. Bressner	2,794,932
		Eric R. Arnson	2,788,367
		Michael J. Gausling	2,788,867
	(b)	Percent of class: (1)
		Originate Growth Fund #1A, L.P.	5.1%
		Originate Growth Fund #1Q, L.P.	11.2%
		Originate Growth GP, LLC	16.3%
		Glen R. Bressner	16.4%
		Eric R. Arnson	16.3%
		Michael J. Gausling	16.3%
	(c)	Number of shares as to which the person has:
		(i) Sole power to vote or to direct the vote
		Originate Growth Fund #1A, L.P.	866,788
		Originate Growth Fund #1Q, L.P.	1,914,079
		Originate Growth GP, LLC	0
		Glen R. Bressner	14,065 (2)
		Eric R. Arnson	7,500 (3)
		Michael J. Gausling	8,000

		(ii)	Shared power to vote or to direct the vote
		Originate Growth Fund #1A, L.P.	0
		Originate Growth Fund #1Q, L.P.	0
		Originate Growth GP, LLC	2,780,867 (4)
		Glen R. Bressner	2,780,867 (4)
		Eric R. Arnson	2,780,867 (4)
		Michael J. Gausling	2,780,867 (4)

		(iii)	Sole power to dispose or to direct the disposition of
		Originate Growth Fund #1A, L.P.	866,788
		Originate Growth Fund #1Q, L.P.	1,914,079
		Originate Growth GP, LLC	0
		Glen R. Bressner	14,065 (2)
		Eric R. Arnson	7,500 (3)
		Michael J. Gausling	8,000

(iv)	Shared power to dispose or to direct the disposition of
	Originate Growth Fund #1A, L.P.	0
	Originate Growth Fund #1Q, L.P.	0
	Originate Growth GP, LLC	2,780,867 (4)
	Glen R. Bressner	2,780,867 (4)
	Eric R. Arnson	2,780,867 (4)
	Michael J. Gausling	2,780,867 (4)

(1)	The percentages used throughout this Schedule 13G are based upon 17,073,067 shares of common stock outstanding as of February 28, 2017, as reported in the Issuer’s Form 10-K filed on March 14, 2017 for the fiscal year ended December 31, 2016.
(2)	The shares include 1,000 shares held by the Mr. Bressner’s son. Mr. Bressner disclaims beneficial ownership of such shares.
(3)	The shares include 7,500 shares held by the Mr. Arnson’s wife. Mr. Arnson disclaims beneficial ownership of such shares.
(4)	The shares include (i) 866,788 shares held by Originate Growth Fund #1A, L.P., (“Originate #1A) and (ii) 1,914,079 shares held by Originate Growth Fund #1Q, L.P., (“Originate #1Q). The general partner of both Originate #1Q and Originate #1A is Originate Growth GP, LLC (the “GP”), a limited liability company. The members of the GP are Glen Bressner, Eric R. Arnson, and Michael Gausling. The members of the GP share voting and dispositive power over the shares held by Originate #1Q and Originate #1A. As a result, the GP, Glen R. Bressner, Eric R. Arnson and Michael J. Gausling may be deemed to beneficially own the shares held by Originate #1A and Originate #1Q. The GP, Glen R. Bressner, Eric R. Arnson and Michael J. Gausling disclaim beneficial ownership of the shares held by Originate #1A and Originate #1Q, except to the extent of his or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 873379 101	SCHEDULE 13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2017	ORIGINATE GROWTH FUND #1A, L.P.
	BY:	ORIGINATE GROWTH GP, LLC

	By:	/s/ Glen R. Bressner
		Name:	Glen R. Bressner
		Title:	Managing Partner

Date: April 20, 2017	ORIGINATE GROWTH FUND #1Q, L.P.
	BY:	ORIGINATE GROWTH GP, LLC

	By:	/s/ Glen R. Bressner
		Name:	Glen R. Bressner
		Title:	Managing Partner

Date: April 20, 2017	ORIGINATE GROWTH GP, LLC

	By:	/s/ Glen R. Bressner
		Name:	Glen R. Bressner
		Title:	Managing Partner

Date: April 20, 2017	MICHAEL J. GAUSLING

	By:	/s/ Michael J. Gausling

Date: April 20, 2017	GLEN R. BRESSNER

	By:	/s/ Glen R. Bressner

Date: April 20, 2017	ERIC R. ARNSON

	By:	/s/ Eric R. Arnson

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Tabula Rasa HealthCare, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this agreement to be executed on their behalf this 20 day of April, 2017.

ORIGINATE GROWTH FUND #1A, L.P.
BY:	ORIGINATE GROWTH GP, LLC

By:	/s/ Glen R. Bressner
	Name:	Glen R. Bressner
	Title:	Managing Partner

ORIGINATE GROWTH FUND #1Q, L.P.
BY:	ORIGINATE GROWTH GP, LLC

By:	/s/ Glen R. Bressner
	Name:	Glen R. Bressner
	Title:	Managing Partner

ORIGINATE GROWTH GP, LLC

By:	/s/ Glen R. Bressner
	Name:	Glen R. Bressner
	Title:	Managing Partner

MICHAEL J. GAUSLING

By:	/s/ Michael J. Gausling

GLEN R. BRESSNER

By:	/s/ Glen R. Bressner

ERIC R. ARNSON

By:	/s/ Eric R. Arnson